UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-12718

Health Net, Inc.
(Exact name of registrant as specified in its charter)

21650 Oxnard Street Woodland Hills, CA 91367 (818) 676-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights (which expired on July 31, 2006)(1)
(Title of each class of securities covered by this Form)

Common Stock, par value $0.001 per share Preferred Stock Purchase Rights (issued August 7, 2006)(2)
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Health Net, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 4, 2007	By:	/s/ B. Curtis Westen
	Name:	B. Curtis Westen
	Title:	Senior Vice President,
General Counsel and Secretary

_____________________

(1)

These Preferred Stock Purchase Rights (the “1996 Rights”) expired on July 31, 2006, pursuant to the terms of the Rights Agreement, dated as of June 1, 1996, as amended, by and between the registrant and Wells Fargo Bank, N.A., as successor Rights Agent. The registrant filed a Form 8-A to register the 1996 Rights on June 27, 1996.

(2)

These Preferred Stock Purchase Rights (the “2006 Rights”) were issued pursuant to the Rights Agreement, dated as of July 27, 2006, by and between the registrant and Wells Fargo Bank, N.A., as Rights Agent. The registrant filed a Form 8-A to register the 2006 Rights on July 28, 2006.